Changes in Affiliates (New Affiliate)

YUYOUNG METAL is a new affiliate company of the POSCO Group. Chun Jung-do, chairman of SUNG JIN GEOTEC Co., Ltd.(an affiliate of POSCO), owns 64.39 percent of the total issued and outstanding shares of YUYOUNG METAL

Company to be affiliated:

• Company Name: YUYOUNG METAL

• Total Assets (KRW): 50,005,549,406

• Total Shareholders’ Equity (KRW): 7,917,273,594

• Total Liabilities (KRW): 42,088,275,812

• Total Capital (KRW): 2,100,000,000

• Current total number of affiliated companies: 136